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                              March 15, 2023

       Yishai Cohen
       Chief Executive Officer
       Landa App LLC
       6 W. 18th Street, 12th Floor
       New York, NY 10011

                                                        Re: Landa App LLC
                                                            Amendment No. 4 to
                                                            Offering Statement
on Form 1-A
                                                            Filed February 24,
2023
                                                            File No. 024-11953

       Dear Yishai Cohen:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [month, day, year] letter.

       Amendment No. 4 to Offering Statement on Form 1-A, filed February 24,
2023

       Overview to Unaudited Pro Forma Condensed Combined Financial Statements, page F-2

   1. We note your response to our comment 4 and your revisions to your filing that interest expense for each Series
would either decrease by up to $3 per $1,000 (assuming the
                                                        interest rate of the
Refinance Note is at the low end of the range) or increase by no more than $6 per $1,000
(assuming the interest rate on the Refinance Note is at the high end of the range). It appears
that this assumption is based on your determination that you will raise the maximum
offering amount and repay the acquisition note with such proceeds. In light of the fact that
your offerings are being conducted on a    best efforts    basis, please
                                                        tell us how you
determined it was appropriate to present this disclosure as if you will
 Yishai Cohen
Landa App LLC
March 15, 2023
Page 2
      receive the maximum offering amount. Reference is made to Item 11-02 of Regulation S-
      X.
2. The above comment not withstanding, please further revise your footnote disclosure to your pro forma financial information to specifically quantify the range of impact of this potential interest rate increase on interest expense and net income
(loss) for each Series
      and in total. In this regard, please disclose the following for each Series and in total:
          Quantify the additional interest expense that each Series would incur if you entered into the Refinance Note with a rate at the minimum end of the range (i.e. 7%).
          Quantify the additional interest expense that each Series would incur if you entered into the Refinance Note with a rate at the maximum end of the range (i.e. 10%).
          Quantify what the pro forma net income (loss) would have been if you entered into the Refinance Note with a rate at the minimum end of the range (i.e. 7%).
          Quantify what the pro forma net income (loss) would have been if you entered into the Refinance Note with a rate at the maximum end of the range (i.e. 10%).
          Please provide this information for all periods for which you provide pro forma financial information.

       You may contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or James Lopez at 202-551-3536 with any other questions.



                                                            Sincerely,
FirstName LastNameYishai Cohen
                                                            Division of
Corporation Finance
Comapany NameLanda App LLC
                                                            Office of Real
Estate & Construction
March 15, 2023 Page 2
cc:       Mark Schonberger
FirstName LastName